NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

March 17, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Krikorian Ryan Rohn Michael Foland

Re:	Alfi, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 3, 2021

File No. 333-251959

Ladies and Gentlemen:

On behalf of Alfi, Inc., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 16, 2021 with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 4 Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

Consolidated Statement of Operations, page F-5

1.	We note you currently present stock-based compensation on its own line item. Please revise to present stock-based compensation in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Consolidated Statement of Operations on page F-5.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 17, 2021

2.	Please revise your fully dilutive earnings (loss) per share for the twelve months ending December 31, 2020 to equal your basic earnings (loss) per share since you reported a net loss for this period. That is, dilutive earnings per share is not reported when it is anti-dilutive. We refer you to ASC 260-10-45-7, 45-17 and 45-19.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Consolidated Statement of Operations on page F-5 and made the related change in Note 3.

Notes to the Consolidated Financial Statements

Subsequent Events, page F-13

3.	We repeat prior comment 2 to disclose the nature of the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-21. The language also appears, as it did previously, in Note 3.

Note 10. Intangible Assets, page F-19

4.	We note in your response to prior comment 3 that you have revised the useful life downwards for capitalized production costs from 10 years to 5 years. Please tell us your considerations of concluding this to be a change in accounting estimate and providing the related disclosures. Refer to ASC 250-10-50-4.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page F-13 to Note 3. The language is below for your convenience:

Change in Accounting Estimate / Prior Period Reclassifications:

Certain prior period amounts have been reclassified to conform to current period presentation, including a change in the estimated useful life of capitalized platform production costs (see Note 10).  Management originally determined 10 years as a reasonable useful life estimate for these assets, but has revised it to 5 years based on external market competition and other technological factors.   The Company made the change as part of its standard review of its accounting policies in connection with the audit for the year ended December 31, 2020. The Company has considered the change in estimated useful life a change in accounting estimate under GAAP, and has accounted for it prospectively in the consolidated financial statements.  Based on current conditions, the Company believes its revised estimated useful life allocation reasonable for these assets.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 17, 2021

Note 11. Inventory (Complimentary Devices), page F-20

5.	We have reviewed your response to prior comment 4. Please explain how you concluded to continue to classify these tablet devices as inventory and as a current asset on your balance sheet. In this regard, we note that you do not directly generate revenue from the sale of these tablet devices, but rather are provided as a complimentary product and expensed to cost of sales. Refer to ASC 330-10-05-2.

Response:   We have relabeled the tablets as “Other assets (Complimentary Devices)”. Please see the changes to Note 11 on page F-20.

Exhibits

6.	We repeat prior comment 9 to have your auditor revise the language in their consent to consent to the use of their audit report in your filing. Refer to paragraph (a) of Rule 230.436 of the Securities Act.

Response:  The Company respectfully acknowledges the Staff’s comment and our auditor has revised their consent in Exhibit 23.1.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Alfi, Inc.

Kingswood Capital Markets

Jolie Kahn, Esq.

Slack & Co.